                                     1994
===============================================================================



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549




                                   FORM 11-K



Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
                                [Fee Required]


                    For the fiscal year ended July 31, 1994



                         Commission File Number 1-6101












                             ROHR INDUSTRIES, INC.
                          SAVINGS PLAN FOR EMPLOYEES
                  COVERED BY COLLECTIVE BARGAINING AGREEMENTS
                                (RESTATED 1976)

                   -----------------------------------------
                           (Full Title of the Plan)






                                  ROHR, INC.
          (Name of Issuer of the Securities Held Pursuant to the Plan)
             850 LAGOON DRIVE, CHULA VISTA, CALIFORNIA 91910-4308
                   (Address of principal executive offices)
                                (619) 691-4111
                                (Telephone No.)



===============================================================================

ROHR, INC. SAVINGS PLAN FOR EMPLOYEES COVERED
 BY COLLECTIVE BARGAINING AGREEMENTS


TABLE OF CONTENTS
______________________________________________________________________________


                                                                          PAGE

INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS AS OF JULY 31, 1994 AND 1993
  AND FOR THE YEARS THEN ENDED:

  Statements of Net Assets Available for Benefits                           2

  Statements of Changes in Net Assets Available for Benefits               3-4

  Notes to Financial Statements                                            5-8

SCHEDULE AS OF JULY 31, 1994 PROVIDED IN COMPLIANCE
  WITH THE DEPARTMENT OF LABOR RULES AND REGULATIONS
  FOR REPORTING AND DISCLOSURES UNDER THE EMPLOYEE
  RETIREMENT INCOME SECURITY ACT OF 1974:

  Item 27a - Schedule of Assets Held for Investment                         9



All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

(LETTERHEAD OF DELOITTE & TOUCHE LLP APPEARS HERE)




INDEPENDENT AUDITORS' REPORT



Committee for the Administration of the
 Rohr, Inc. Savings Plans:

We have audited the accompanying statements of net assets available for benefits of the Rohr, Inc. Savings Plan for Employees Covered by Collective Bargaining Agreements as of July 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Rohr, Inc. Savings Plan for Employees Covered by Collective Bargaining Agreements as of July 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 1994 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




/s/ Deloitte & Touche LLP

October 19, 1994

________________
Deloitte Touche
Tohmatsu
International
________________

ROHR, INC. SAVINGS PLAN FOR EMPLOYEES COVERED
  BY COLLECTIVE BARGAINING AGREEMENTS


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JULY 31, 1994 AND 1993
- - ------------------------------------------------------------------------------

                                                                               1994                     1993
INVESTMENT IN MASTER TRUST FUNDS                                           $19,384,092              $22,022,238
                                                                           -----------              -----------
NET ASSETS AVAILABLE FOR BENEFITS                                          $19,384,092              $22,022,238
                                                                           ===========              ===========

See notes to financial statements.

ROHR, INC. SAVINGS PLAN FOR EMPLOYEES COVERED
  BY COLLECTIVE BARGAINING AGREEMENTS


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED JULY 31, 1994
- - ---------------------------------------------------------------------------

                                                                          Capital              Rohr
                                                    Equity             Accumulation            Stock
                                                      Fund                Fund                 Fund                Total
NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                               $10,848,785          $10,757,888          $415,565             $22,022,238

ADDITIONS:
  Contributions:
    Employees                                         583,630              626,191            86,574               1,296,395
    Employer                                          122,220              134,332            18,699                 275,251
                                                  -----------           ----------        ----------            -------------
                                                      705,850              760,523           105,273               1,571,646
  Plan interest in Master Trust investment
    income:
    Net appreciation (depreciation) in fair
      value of investments                            174,414             (423,657)          138,691                (110,552)
    Dividends                                         393,062                                                        393,062
    Interest                                           20,729              626,680               481                 647,890
                                                  -----------          -----------         ---------            ------------
                                                      588,205              203,023           139,172                 930,400
                                                  -----------          -----------         ---------            ------------
                                                    1,294,055              963,546           244,445               2,502,046
                                                  -----------          -----------        ----------            ------------
DEDUCTIONS:
  Withdrawals and benefit payments                  2,241,600            2,676,182           113,700               5,031,482
  Administrative expenses                              68,226               36,142             4,342                 108,710
                                                  -----------          -----------         ---------            ------------
                                                    2,309,826            2,712,324           118,042               5,140,192
                                                  -----------          -----------         ---------            ------------
NET INCREASE (DECREASE) PRIOR
  TO INTERFUND TRANSFERS                           (1,015,771           (1,748,778)          126,403              (2,638,146)
INTERFUND TRANSFERS                                   137,664             (124,245)          (13,419)
                                                  -----------          -----------         ---------            ------------
NET INCREASE (DECREASE)                              (878,107           (1,873,023)          112,984              (2,638,146)

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR                           $ 9,970,678          $ 8,884,865         $ 528,549            $ 19,384,092
                                                  ===========          ===========         =========            ============

See notes to financial statements.

ROHR, INC. SAVINGS PLAN FOR EMPLOYEES COVERED
  BY COLLECTIVE BARGAINING AGREEMENTS


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED JULY 31, 1993
- - -------------------------------------------------------------------------


                                                                            Capital              Rohr
                                                        Equity           Accumulation            Stock
                                                         Fund                Fund                 Fund              Total
NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                  $11,016,371         $11,469,558          $554,432           $23,040,361

ADDITIONS:
  Contributions:
    Employees                                            745,420             887,236           160,862             1,793,518
    Employer                                             314,270             380,695            70,278               765,243
                                                     -----------        ------------         ---------          ------------
                                                       1,059,690           1,267,931           231,140             2,558,761
  Plan interest in Master Trust investment
    income:
    Net appreciation (depreciation) in fair
      value of investments                               797,790             106,800          (151,679)              752,911
    Dividends                                            436,230                                                     436,230
    Interest                                              25,484             759,563               953               786,000
                                                     -----------        ------------         ---------          ------------
                                                       1,259,504             866,363          (150,726)            1,975,141
                                                     -----------        ------------         ---------          ------------
                                                       2,319,194           2,134,294            80,414             4,533,902
                                                     -----------        ------------         ---------          ------------
DEDUCTIONS:
  Withdrawals and benefit payments                     2,513,088           2,739,942           186,302             5,439,332
  Administrative expenses                                 64,732              42,981             4,980               112,693
                                                     -----------        ------------         ---------          ------------
                                                       2,577,820           2,782,923           191,282             5,552,025
                                                     -----------        ------------         ---------          ------------
NET DECREASE PRIOR TO
  INTERFUND TRANSFERS                                   (258,626)           (648,629)         (110,868)           (1,018,123)
INTERFUND TRANSFERS                                       91,040             (63,041)          (27,999
                                                     -----------        ------------         ---------          ------------
NET DECREASE                                            (167,586)           (711,670)         (138,867)           (1,018,123)
                                                     -----------        ------------         ---------          -------------
NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR                              $10,848,785        $ 10,757,888         $ 415,565          $ 22,022,238
                                                     ===========        ============         =========          ============

See notes to financial statements.

ROHR, INC. SAVINGS PLAN FOR EMPLOYEES COVERED
 BY COLLECTIVE BARGAINING AGREEMENTS


NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JULY 31, 1994 AND 1993
______________________________________________________________________________


1.  DESCRIPTION OF THE PLAN

    The following description of the Rohr, Inc. Savings Plan for Employees Covered by Collective Bargaining Agreements (the "Plan") is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

    General - The Plan is a profit sharing plan, first made effective January 1, 1966, and last amended October 1, 1993. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    Purpose of the Plan - The purpose of the Plan is to furnish eligible employees with additional compensation by enabling and assisting them to save at favorable terms and on a regular basis by setting aside part of their earnings to augment their retirement income.

    Participation in the Plan - Employees of Rohr, Inc. (the "Company") are eligible to participate in the Plan if they: (1) are covered by a collective bargaining agreement specifying that they are to be covered by the Plan and
    (2) have completed 12 calendar months of employment.

    Contributions under the Plan - Employees may, at their option, contribute from $5 to $70 per two week pay period through payroll deductions. The Company contributes to each participating employee's account an amount equal to 25% of the amount contributed by the employee. The Company's contribution was reduced from 50% of the amount contributed by the employee effective May 1, 1993. Contributions by the Company are made monthly, provided that the aggregate contributions payable by the Company at any time do not exceed its accumulated earnings and profits. Effective May 1, 1993, employee's may elect to contribute up to an additional $70 per two week pay period which is not eligible for matching contributions by the Company.

    Investment Funds Included Within the Plan - The Capital Accumulation Fund is invested in fixed income debt obligations of unaffiliated issuers. The Equity Fund is invested in a diversified portfolio of equity and/or debt securities of unaffiliated issuers. The Rohr Stock Fund is invested in common stock of the Company.

    Each participant has the option of electing to invest in the Capital Accumulation Fund, Equity Fund or Rohr Stock Fund in any combination of 25% increments.

    Vesting Provisions of the Plan - The participants cumulatively vest 20% in the Company's contributions for each 12 months of service up to 100%.

    Withdrawals under the Plan - Under the Plan, a participating employee or his legal successors will be entitled to a cash distribution of the value of the investments held in his account upon retirement, death, entry into the armed forces, permanent and total disability, or layoff. Upon termination of employment for any reason, participants have the option of deferring distribution of savings until the later of retirement or attainment of age
    65. Active employees must make a total withdrawal by April 1 following the calendar year they attain the age 70-1/2.

    A participant may voluntarily withdraw from the Plan but may not thereafter become a participant in the Plan again until 12 months have elapsed. The amount distributable upon withdrawal includes the full value of the investments held in the withdrawing participant's account attributable to his own contributions and the value of the investments attributable to that portion of the Company's contributions that has become vested.

    An employee may also make a partial withdrawal of amounts in his account under the Plan if such a partial withdrawal is approved by the administrative committee. Only one partial withdrawal may be made during any six-month period, and for 6 months after any such partial withdrawal, no further contributions may be made either by the employee or the Company for his account. A partial withdrawal is limited to the value of a participant's contributions which were made 17 or more quarters prior to the date of withdrawal and the value of all Company contributions which are 100% vested.

    The Plan does not reflect as liabilities amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid. Such withdrawals payable amounted to $681,151 and $1,318,268 at July 31, 1994 and 1993, respectively.

    Forfeiture of Interest under the Plan - The value of investments in each employee's account attributable to the employee's own contributions is not subject to forfeiture. Any employee who voluntarily withdraws or whose employment is terminated for reasons other than retirement, layoff for four weeks or more, death, entry into the armed forces or permanent and total disability will forfeit that portion of the value of his account attributable to the Company's contributions in which no interest has vested.

    All amounts forfeited under the Plan will remain in the Plan and will be applied against future contributions to the Plan by the Company. If the Plan is terminated, any forfeited amounts not yet applied against Company contributions will accrue ratably to the remaining participants in the Plan at the date of termination.

    Termination of the Plan - The Company has the right to terminate the Plan at any time, except as provided in any applicable provision in a collective bargaining agreement whose term has not expired. Upon termination of the Plan, the entire amount of each participant's account (including that portion of the account attributable to the Company's contributions which would not otherwise be vested) shall become fully vested and nonforfeitable.

2.  SIGNIFICANT ACCOUNTING POLICIES

    The Plan's financial statements are prepared on the accrual basis of accounting. Plan investments are stated at fair value. Fair values were determined by valuing securities at either closing prices on national stock exchanges or at the average of bid and ask quotations for those securities traded in the over-the-counter market.

3.   INVESTMENTS

     Rohr, Inc. has established Master Trust Funds to provide a medium for the commingling for investment purposes of assets held in trust by Mellon Bank, N.A. under various employee benefit plans qualified under the Internal Revenue Code and maintained by the Company.

     The fair value of the Plan's investment in net assets of the Master Trust Funds as of July 31, 1994 and 1993 were as follows:


                                                                          CAPITAL           ROHR
                                                       EQUITY          ACCUMULATION        STOCK
        JULY 31, 1994                                  FUND                FUND             FUND            TOTAL

        Plan's interest                                3.15%              11.66%            11.68%           4.88%

        Common stock                             $ 8,905,263                              $528,383        $ 9,433,646
        Preferred stock                              351,081                                                  351,081
        United States government securities                            $ 7,877,699                          7,877,699
        Cash and cash equivalents                    793,610               854,915          13,483          1,662,008
        Other assets, net of liabilities             (79,276)              152,251         (13,317)            59,658
                                                 -----------           -----------        --------        -----------
        Plan's investment                        $ 9,970,678           $ 8,884,865        $528,549        $19,384,092
                                                 ===========           ===========        ========        ===========


                                                                          CAPITAL           ROHR
                                                       EQUITY          ACCUMULATION        STOCK
        JULY 31, 1993                                  FUND                FUND             FUND            TOTAL

        Plan's interest                                3.42%              11.91%            20.45%           4.02%

        Common stock                             $ 9,760,983                              $341,974        $10,102,957
        Preferred stock                              418,427                                                  418,427
        United States government securities           78,843           $ 8,586,027                          8,664,870
        Corporate Obligations                         31,135                                                   31,135
        Cash and cash equivalents                    467,682             2,244,343          73,559          2,785,584
        Other assets, net of liabilities              91,715               (72,482)             32             19,265
                                                 -----------           -----------        --------        -----------
        Plan's investment                        $10,848,785           $10,757,888        $415,565        $22,022,238
                                                 ===========           ===========        ========        ===========

     The Plan's interest in the Rohr Stock Fund represents 45,946 and 39,649 shares of Rohr, Inc. stock as of July 31, 1994 and 1993 respectively.

4.   TAX STATUS

     The Company has obtained a determination letter from the Internal Revenue Service indicating that the Plan meets the requirements of Section 401 (a) of the Internal Revenue Code and is exempt from Federal income tax under
     Section 501 (a) of the Code.

     Participants are not subject to tax on Company contributions or on income or gains in Plan funds until a distribution from the Plan, as determined under Internal Revenue Service Rules, is made to them.

5.   PARTICIPANT UNITS AND UNIT VALUES

     The ending monthly participant units and unit values for the years ending July 31, 1994 and 1993 were as follows:

                                                                  Capital
                            Equity Fund                      Accumulation Fund                  Rohr Stock Fund
                   --------------------------------   --------------------------------   ------------------------------
        1994                 Units      Unit Value       Units           Unit Value         Units           Unit Value

        August             1,106,612      $9.80        2,480,262            $4.34          388,705            $1.07
        September          1,088,375       9.77        2,384,360             4.35          340,277            $1.02
        October            1,088,001       9.94        2,359,578             4.36          342,493             1.10
        November           1,109,749       9.52        2,292,175             4.35          331,419            $1.29
        December           1,064,921      10.04        2,217,511             4.37          321,762            $1.57
        January            1,066,828      10.44        2,237,205             4.40          326,903            $1.51
        February           1,062,729      10.13        2,208,743             4.36          324,202            $1.41
        March              1,003,032       9.61        2,130,733             4.33          313,304             1.30
        April                998,823       9.77        2,094,371             4.31          313,637            $1.23
        May                1,004,227       9.87        2,106,452             4.31          319,237            $1.33
        June               1,006,188       9.69        2,037,545             4.32          323,427            $1.47
        July                 999,577       9.97        2,033,383             4.37          328,455            $1.61


                                                                  Capital
                            Equity Fund                      Accumulation Fund                  Rohr Stock Fund
                   --------------------------------   --------------------------------   ------------------------------
        1993            Units          Unit Value         Units          Unit Value         Units           Unit Value

        August             1,304,056      $8.29        2,911,805            $4.03          350,992            $1.63
        September          1,300,728       8.41        2,883,786             4.09          354,522             1.66
        October            1,271,961       8.37        2,795,839             4.03          354,686             1.66
        November           1,255,301       3.69        2,706,805             4.01          351,784             1.53
        December           1,247,382       8.83        2,699,544             4.06          359,928             1.78
        January            1,266,470       8.97        2,721,181             4.14          374,542             1.78
        February           1,242,875       9.06        2,698,491             4.20          378,763             1.46
        March              1,250,718       9.33        2,721,503             4.22          391,573             1.39
        April              1,178,838       9.25        2,554,805             4.26          345,859             1.33
        May                1,153,099       9.44        2,502,786             4.25          345,513             1.40
        June               1,160,095       9.45        2,519,977             4.28          362,459             1.00
        July               1,141,305       9.51        2,509,011             4.29          346,998             1.20

                                    ******

ROHR, INC. SAVINGS PLAN FOR EMPLOYEES COVERED
  BY COLLECTIVE BARGAINING AGREEMENTS


ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT
AS OF JULY 31, 1994
- - ------------------------------------------------------------------------

                                                          Plan's              Plan's Investment          Plan's Investment
Master Trust Fund                                       Interest                   At Cost                 at Fair Value
Equity Fund                                               3.15%                  $  8,832,487               $  9,970,678

Capital Accumulation Fund                                11.66%                     8,999,477                  8,884,865

Rohr Stock Fund                                          11.68%                       690,599                    528,549
                                                                                  -----------                -----------
Total assets held for investment                          4.88%                   $18,522,563                $19,384,092
                                                                                  ===========                ===========


                                   Signature



      Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.





                                          ROHR INDUSTRIES, INC.
                                          SAVINGS PLAN FOR EMPLOYEES
                                          COVERED BY COLLECTIVE
                                          BARGAINING AGREEMENTS
                                          (Restated 1976)



                                          By:         A.L. MAJORS
                                              ______________________________
                                              A.L. Majors, Chairman
                                              Administrative Committee for the
                                              Rohr Industries, Inc.,
                                              Savings Plan for Employees
                                              Covered by Collective Bargaining
                                              Agreements (Restated, 1976)





Date: November 17, 1994

                                      10